[Associated Materials Incorporated Letterhead]



July 20, 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 7010

Attn:     Rufus Decker, Accounting Branch Chief
          Jeffrey Gordon, Staff Accountant

Re: AMH Holdings, Inc. and Associated Materials Incorporated Forms 10-K for the fiscal year ended December 31, 2005
          Forms 10-Q for the quarter ended April 1, 2006
          File Nos. 333-115543 and 000-24956

Dear Messrs. Decker and Gordon,

We are writing in response to the Staff's Comment Letter to AMH Holdings, Inc. ("AMH") and Associated Materials Incorporated ("AMI," AMH and AMI collectively, the "Companies") dated July 7, 2006. For your ease of reference, we have reprinted the Staff's comments below in bold, with the corresponding response set forth immediately below the applicable comment. Where applicable, we have also included any additional disclosures or other revisions that will appear in the Companies' future filings with the Commission.

FORMS 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
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General
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1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including those of Associated Materials Incorporated as well.

     The Companies' responses to comments two through eight below include proposed revisions, as applicable, to the future filings of both AMH and AMI. The Companies' responses also indicate where the proposed revisions will be made in future filings with the Commission.

2. If any of your debt is registered under either section 12(b) or section 12(g), please disclose this on the cover page.

     The Companies have not registered any of their debt under section 12(b) or section 12(g) under the Securities Exchange Act of 1934, as amended ("the Exchange Act"). AMH files periodic reports with the Commission in accordance with provisions in the indenture governing its 11 1/4% Senior Discount Notes Due 2014 (the "Senior Discount Notes"). A registration statement on Form S-4 (file no. 115543) was filed with the Commission on May 14, 2004 with respect to the issuance of AMH's Senior Discount Notes. As of the beginning of AMH's fiscal years ending December 31, 2005 and December 30, 2006 there were less than 300 holders of record of AMH's Senior Discount Notes. AMI files periodic reports with the Commission in accordance with provisions in the indenture governing its 9 3/4% Senior Subordinated Notes Due 2012 ("Senior Subordinated Notes"). A registration statement on Form S-4 (file no. 333-92010) was filed with the Commission on July 3, 2002 with respect to the issuance of AMI's Senior Subordinated Notes. As of the beginning of AMI's fiscal years ended December 31, 2005 and December 30, 2006 there were less than 300 holders of record of AMI's Senior Subordinated Notes.


Item 7 - Management's Discussion and Analysis of Financial Condition and Results
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of Operations, page 22
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Contractual Obligations, page 33
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3. Please revise your table of contractual obligations to include planned or required payments to fund pensions and other post-employment benefits. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

     In future Annual Reports filed on Form 10-K, the Companies will include within the contractual obligations table an estimate of their planned or required payments to fund their pension and other post-employment benefit obligations. As a footnote to the amounts included in the table, the Companies will disclose the following assumptions:

          Although subject to change, the amounts set forth in the table represent the estimated minimum funding requirements under current law. Due to uncertainties regarding significant assumptions involved in estimating future required contributions to the Company's pension and other post-employment benefit plans, including: (i) interest rate levels, (ii) the amount and timing of asset returns, and (iii) what, if any, changes may occur in pending pension funding legislation, the estimates in the table may differ materially from actual future payments.

Financial Statements
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Note 1 - Accounting Policies, page 45
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4. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

          o in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

          o in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

     In future Annual Reports filed on Form 10-K, the Companies will provide the additional following disclosure as an accounting policy in the footnotes of the financial statements:

     COST OF SALES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

          For products manufactured by the Company, cost of sales includes the purchase cost of raw materials, net of vendor rebates, payroll and benefit costs for direct and indirect labor incurred at the Company's manufacturing locations including purchasing, receiving and inspection, inbound freight charges, freight charges to deliver product to the Company's supply centers, and freight charges to deliver product to the Company's independent distributor and dealer customers. It also includes all variable and fixed costs incurred to operate and maintain the manufacturing locations and machinery and equipment, such as lease costs, repairs and maintenance, utilities and depreciation. For products manufactured by other companies, which are sold through the Company's supply centers such as roofing materials, insulation and installation equipment and tools, cost of sales includes the purchase cost of the product, net of vendor rebates as well as inbound freight charges.

          Selling, general and administrative expenses include payroll and benefit costs including incentives and commissions of its supply center employees, corporate employees and sales representatives, building lease costs of its supply centers, delivery vehicle costs and other delivery charges incurred to deliver product from its supply centers to its contractor customers, sales vehicle costs, marketing costs, customer sales incentives, other administrative expenses such as supplies, legal, accounting, travel and entertainment as well as all other costs to operate its supply centers and corporate office.

     The Companies will provide the following disclosure in their MD&A within their Annual Reports on Form 10-K and in its Quarterly Reports on Form 10-Q:

          The Company's gross margins and gross margin percentages may not be comparable to other companies as some companies include all of the costs of their distribution network in cost of sales whereas the Company includes the operating costs of its supply centers in selling, general and administrative expenses.

Note 13 - Commitments, page 54
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5. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

     In future Annual Reports filed on Form 10-K, the Companies will provide the following disclosure as an accounting policy in the footnotes of their financial statements to disclose the accounting for step rent provisions, escalation clauses, capital improvement funding and other lease concessions:

     LEASE OBLIGATIONS

          Lease expense for certain operating leases that have escalating rentals over the term of the lease is recorded on a straight-line basis over the life of the lease, which commences on the date the Company has the right to control the property. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is included in accrued liabilities in the consolidated balance sheets. Capital improvements that may be required to make a building fit for the Company's use are incurred by the landlords and are made prior to the Company having control of the property (lease commencement date) and are therefore incorporated into the determination of the lease rental rate.

     The Companies identified one lease which expires in 2006 with an escalation in payments tied to an index. The lease's future payments were included in the minimum lease payment footnote disclosure, however the escalation was not taken into consideration nor was lease expense recognized on a straight-line basis. We have determined that the difference in annual rent expense of approximately two thousand dollars ($2,000) associated with this lease is immaterial to the Companies' financial statements both quantitatively and qualitatively for all years affected. Should the Company enter into any future leases that are tied to an index, the escalations will be factored into the minimum lease payment disclosure and the expense will be recognized on a straight-line basis in accordance with paragraph 5.n. of SFAS 13.


Note 19 - Business Segments, page 59
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6. Please disclose the amount of revenues for each product or group of similar products for each period presented. See paragraph 37 of SFAS 131.

     In future Annual Reports filed on Form 10-K and Quarterly Reports filed on Form 10-Q, the Companies will include the disclosures set forth in paragraph 37 of SFAS 131 within the notes to the financial statements and within the MD&A. The Companies will provide the following additional disclosure beginning with the July 1, 2006 Form 10-Q:

          The following table sets forth for the periods presented a summary of revenues by principal product offerings (in thousands):

                                                                                        Six               Six
                                                   Quarter           Quarter           Months            Months
                                                    Ended             Ended            Ended             Ended
                                                   July 1,           July 2,           July 1,           July 2,
                                                    2006              2005              2006              2005
                                             ----------------  ---------------   ---------------  -----------------
      Vinyl windows
      Vinyl siding products
      Metal products
      Outside purchased products
      Other products and services


Item 9A - Controls and Procedures, page 68
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7. We note that you define disclosure controls and procedures as those controls and procedures that "are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

     In future Annual Reports filed on Form 10-K and Quarterly Reports filed on Form 10-Q, the Companies will include a complete definition of disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Included below is the revised definition of disclosure controls and procedures that will appear under Item 9A in the Companies' future Annual Reports on Form 10-K and under Item 4 in the Companies' future Quarterly Reports on Form 10-Q.

          During the fiscal period covered by this report, the Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, completed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Based upon this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal period covered by this report, the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.


FORM 10-Q FOR THE PERIOD ENDED APRIL 1, 2006
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General
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8.   Please address the above comments in your interim filings as well.

     To the extent indicated in our responses, the comments above will be incorporated in the Companies' future Quarterly Reports filed on Form 10-Q beginning with the quarter ended July 1, 2006 for both AMH and AMI.

                                      * * *

          In connection with our responses to your comments, we acknowledge that:

               o The Companies are responsible for the adequacy and accuracy of the disclosure in their filings;

               o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               o The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that you will find the responses to the Staff's comments comprehensive. If you have any questions concerning the foregoing, please contact the undersigned at (330) 922-2004.


Sincerely,

/s/ D. Keith LaVanway

D. Keith LaVanway
Vice President - Chief Financial Officer, Treasurer and Secretary
AMH Holdings, Inc.
Associated Materials Incorporated